November 13, 2008 Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: Chris White, Branch Chief Accountant

Re:	ENSCO International Incorporated
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed February 26, 2008

          Form 10-Q for the Quarterly Period Ended June 30, 2008
          Filed July 24, 2008
File No. 1-08097

Ladies and Gentlemen:

The following information is intended to supplement the matters we discussed with you on October 28, 2008. For ease of discussion, we continue to utilize the terms "contract acquisition activities" and "contract execution activities" that we defined in our prior response to you dated July 18, 2008. We have provided expanded discussion relative to three issues for which you made specific inquiries and we have summarized the key points of our overall determination that we have a single operating segment.

Resource allocation decisions with respect to personnel

In our discussion you inquired about resource allocation decisions involving personnel and the extent to which our geographic region managers are involved in such decisions. Our personnel are best discussed in terms of two distinct groups, (1) offshore personnel, or rig crews, and (2) onshore personnel. Rig crews work on a rotational basis under which they are transported to a rig and generally work for either 14 or 28 consecutive days and then are off work for an equal 14 or 28 day period. Rig crews live on the rig while they are working. Onshore personnel, which generally work traditional hours and days, provide administrative support and operational oversight to the offshore drilling operations. Our offshore personnel workforce is more than ten times the size of our onshore workforce.

Our chief operating decision maker ("CODM") has designated a standard/preferred rig crew complement for each of our drilling rigs, which includes both the number and type of crew assigned to the rig, and we generally operate our rigs with our preferred rig crew complement. However, rig crew complements are established during the contract bidding process, and while we do not work our rigs with less than our preferred rig crew complements, our customers frequently request crew sizes that exceed our standard complement. As crew complements are determined and approved by our CODM at the time of contract bidding, resource allocation decisions involving offshore personnel are made by our CODM, not our geographic region managers.

1

We generally establish shore base offices in each country where we operate and staffing levels in such offices vary depending on the number of rigs supported and the local operating environment. Onshore personnel staffing levels are generally determined in connection with our annual budgeting process during which our geographic region managers propose staffing levels and our CODM approves them or adjusts them as they deem necessary. Similarly, when contracting activity differs from budget, our CODM determines office staffing levels.

Resource allocation decisions with respect to maintenance activity

In our discussion you inquired about resource allocation decisions involving maintenance and the extent to which our geographic region managers are involved in such decisions. We utilize an authorization for expenditure ("AFE") system for the evaluation and approval of maintenance projects (as well as expenditure projects for repairs, capital improvements, etc.). Under our AFE system, the scope, timing, estimated cost and need for a maintenance project is documented, reviewed and approved prior to project commencement.

Our geographic region managers have authorization and approval rights for maintenance projects of $100,000 or less. All maintenance projects in excess of $100,000 require CODM approval. Furthermore, most maintenance projects, including those with a cost of $100,000 or less, are planned and scheduled a year or more in advance and, therefore, are generally determined in connection with our annual budgeting process during which our geographic region managers propose project expenditure levels and timing and our CODM carefully evaluates the proposals and approves them or adjusts them as they deem necessary. Accordingly, substantially all resource allocation decisions involving maintenance projects and expenditures are made by our CODM.

Geographic region manager involvement in contract acquisition activity

In our discussion we explained that, with a few minor exceptions, our CODM makes all decisions with respect to contract bidding and negotiation of contract terms. Those exceptions involve situations where the CODM has provided advance authority to geographic region managers to finalize contracts at or above predetermined contract rates. These types of situations generally arise in connection with the finalization of contract extensions at mutually agreed rates or the finalization of work orders for short-term duration work against existing evergreen contracts. In these situations, substantially all contractual terms other than the contract rate have been previously negotiated and approved by our CODM, and actions undertaken by our geographic region managers to finalize the contracts are simply a matter of implementing CODM decisions. As such, these situations do not represent instances of our CODM delegating the management of contract acquisition activities to our geographic region managers.

2

Summary

We have considered your inquiries and the related matters discussed on October 28, 2008, and we continue to believe that our determination that we have one single worldwide operating segment is appropriate. The most important factors in reaching our determination are as follows:

•	The contract acquisition activities surrounding (1) the pursuit, negotiation and finalization of drilling contracts and (2) capital investments in our drilling rigs (enhancement of our existing rigs or acquisition and/or construction of additional rigs) are the most critical and important resource allocation decisions made in our business ("key resource allocation decisions").

•	Key resource allocation decisions are not made based on, or as a result of, the operating results of geographic regions and we do not allocate key resources to a geographic region (for subsequent allocation to rigs located in the region).

•	Key resource allocation decisions are made by our CODM (exclusively) and these allocations are made directly to our individual drilling rigs from the perspective of one mobile worldwide rig fleet.
•	We maintain geographic organizational structures to manage contract execution activities in a cost efficient manner. Our geographic region managers focus primarily on contract execution activities and do not make key resource allocation decisions with respect to the rigs in their region or any other rigs in our worldwide fleet.

•	Our CODM reviews the operating results of our major geographic regions strictly to assess contract execution performance; contract acquisition performance is not assessed on a major geographic region basis or by reviewing the operating results of our geographic regions.

•	In the spirit of paragraph 8 of SFAS 131, we elect to provide certain operating results disclosures on a major geographic region basis because we believe such disclosures provide more insight into our business and financial performance or otherwise make it easier to digest and understand our performance, as compared to a single disclosure of our consolidated results. In our view, reporting additional information pursuant to paragraph 8 has little relevance in determining whether an enterprise has multiple operating segments.

3

•	In order to maximize profitability, we make key resource allocation decisions and manage our business from the perspective of one worldwide operating segment. In our view, paragraph 3 of SFAS 131 should not be interpreted in a manner that results in a different conclusion than would be obtained under the management approach adopted by the FASB for determining what information to report.

We simply do not conduct business by managing multiple operating segments and allocating resources to those segments. We operate one mobile worldwide fleet of rigs that is centrally managed. We locate our rigs where our customers want to drill and where we anticipate they will want to drill in the future. We acquire or construct rigs and equip our rigs in response to our customers' requirements and in a manner that we anticipate they will require in the future. In our view, and in accordance with our interpretation of the provisions and objectives of SFAS 131, the most appropriate determination is that we have a single worldwide operating segment.

We have attempted to provide a complete and thorough response to the matters discussed on October 28, 2008. If you have further questions or require additional information about this issue, we respectfully request a telephone conference with the appropriate personnel, which we believe may facilitate the exchange of information. If so, please let us know when would be a convenient date and time for the telephone conference. You may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Bob Carroll, U.S. Securities & Exchange Commission

4